January 29, 2007

DIRECT DIAL: 212.451.2220
EMAIL: RFRIEDMAN@OLSHANLAW.COM
BY FEDERAL EXPRESS

Karen J. Garnett
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	GlobalOptions Group, Inc. - Amendment No. 2 to Registration Statement on Form SB-2 Filed January 22, 2007, File No. 33-136468

Dear Ms. Garnett:

We are counsel to GlobalOptions Group, Inc. (the “Company”) and are submitting, on behalf of the Company, its responses to the comment letter from the Division of Corporation Finance, dated January 29, 2007, relating to the filing of the Company’s Registration Statement on Form SB-2 (the “Registration Statement”). The Company’s responses are numbered to correspond to the Staff’s comments and are filed together with Amendment No. 3 to Registration Statement on Form SB-2 (the “Amended Registration Statement”), which amends the Company’s Amendment No. 2 to Registration Statement filed January 22, 2007.

General

1. We note that you have reduced the amount of shares registered on behalf of North Sound that underlie convertible preferred stock. However, we also note that a portion of the reduced amount has been transferred to Vicis Capital and is registered on their behalf. Consequently, North Sound and Vicis Capital are now offering an amount of shares underlying convertible preferred stock equal to approximately 30% and 20%, respectively, of the number of shares outstanding held by non-affiliates. Given the amount of shares registered on behalf of North Sound and Vicis Capital relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction continues to appear to be a primary offering.

Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Please file a registration statement for the “resale” offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x). Please register the transaction on a form you are eligible to use to register a primary offering, identify North Sound and Vicis Capital as underwriters and include the price at which the underwriters will sell the securities.

Please note that the Company has removed from registration in this Registration Statement the shares of Common Stock underlying the shares of Series A Preferred Stock transferred from North Sound to Vicis Capital.

2. Please disclose in a footnote to the selling stockholders table the natural persons who exercise voting and investment power over the shares held by Cipher 06 LLC and Vicis Capital.

Please note that the disclosure has been provided in accordance with the Staff’s comment.

Closing

For your convenience, under separate cover we will deliver to you:

•	four (4) marked copies of the Third Amended Registration Statement (compared to the Second Amended Registration Statement filed on January 22, 2007);

•	four (4) clean copies of the Third Amended Registration Statement.

In addition please be advised that we have included as a separate correspondence a letter from the Company as requested. We welcome a further discussion on any of our points addressed within this response letter. I may be reached at (212) 451-2220.

Very truly yours,

/s/ Robert H. Friedman

cc:	Harvey W. Schiller, Ph.D.
Jeff Nyweide
Howard Yeaton